UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)

Synergx Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160C106
(CUSIP Number)

Mr. Paul Mendez
President, Chief Executive Officer and Chairman of the Board of Directors
Firecom, Inc.
39-27 59th Street
Woodside, New York 11377
(718) 899-6100

Copies to:

Sharon Rosen, Esq.
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

January 22, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160C106

1	NAME OF REPORTING PERSON: Firecom, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,068,012 Ordinary Shares
	8	SHARED VOTING POWER: -0- Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 2,068,012 Ordinary Shares
	10	SHARED DISPOSITIVE POWER: -0- Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,012 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.69%*
14	TYPE OF REPORTING PERSON: CO

*	Based on 5,210,950 shares of Common Stock of the Issuer outstanding as of December 28, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended September 30, 2009.

CUSIP No. 87160C106

1	NAME OF REPORTING PERSON: Paul Mendez
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 2,068,012 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 2,068,012 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,012 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.69%*
14	TYPE OF REPORTING PERSON: IN

*	Based on 5,210,950 shares of Common Stock of the Issuer outstanding as of December 28, 2009, as reported in the Issuer’s Form 10-K for the fiscal year ended September 30, 2009.

Item 1.	Security and Issuer

This Amendment No. 6 (the “Amendment”) is filed by Firecom, Inc., a New York corporation (“Firecom”), and Paul Mendez (“Mr. Mendez” and, together with Firecom, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Item 4 and 6 of the initial Statement on Schedule 13D filed by the Reporting Persons on April 25, 2006, Amendment No. 1 filed on May 10, 2006, Amendment No. 2 filed on January 25, 2007, Amendment No. 3 filed on June 11, 2008, Amendment No. 4 filed on February 4, 2009 and Amendment No. 5 filed on January 14, 2010 (the initial Schedule 13D and together with the Amendments, the “Statement”).  The Statement relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Synergx Systems Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 209 Lafayette Drive, Syosset, New York 11791.  The telephone number of the Issuer is (516) 433-4700.

Item 4.	Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

On January 22, 2010, the Issuer, Firecom and FCI Merger Corp., a Delaware corporation and newly-formed wholly-owned subsidiary of Firecom (the “Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  On January 14, 2010, the Reporting Persons reported that they had commenced discussions with the Special Committee of the Board of Directors of the Issuer (the “Special Committee”) regarding a proposed merger transaction.

The Merger Agreement provides for Firecom to acquire the Issuer through a merger of Merger Sub with and into the Issuer (the “Merger”), with the Issuer to be the surviving corporation.  At the effective time of the Merger (the “Effective Time”), each share of the Issuer’s Common Stock issued and outstanding immediately prior to the Effective Time (other than shares held by Firecom and the Merger Sub, shares held in treasury by the Issuer and shares held by stockholders of the Issuer who have properly exercised their appraisal rights under Delaware law) will be converted into the right to receive $0.60 in cash.

The Merger Agreement was entered into after negotiations between Firecom and the Special Committee, completion of the due diligence review and analysis, receipt by the Special Committee of an opinion from its financial advisor to the effect that as of January 22, 2010 the merger consideration payable to the public stockholders of the Issuer was fair, from a financial point of view, recommendation of the Special Committee, and approval by the Issuer’s Board of Directors (with representatives of Firecom having recused themselves from the Board meeting).

Upon the Merger, the Issuer will become a wholly-owned subsidiary of Firecom.  As of the Effective Date, the directors of the Issuer will resign and be replaced by designees of Firecom.

The completion of the Merger is subject to various conditions set forth in the Merger Agreement, including adoption of the Merger Agreement and the Merger by vote of holders of a majority of the outstanding shares of Common Stock at a special meeting to be called after the Issuer files with and obtains clearance from the SEC staff of the requisite proxy material, completion of the Merger by April 30, 2010 and fulfillment of customary closing conditions.  The Issuer’s stockholders will have statutory appraisal rights in accordance with the Delaware General Corporation Law.  One closing condition is that holders of not more than an aggregate of 10% of the Issuer’s outstanding shares of Common Stock have sought such appraisal rights.

In addition, during the period from the date of the Merger Agreement though February 8, 2010 (the “Solicitation Period”), the Issuer, and its officers, directors, employees and representatives, may solicit third parties to make a Superior Proposal (as defined in the Merger Agreement) to acquire the Issuer.  Any third party solicited during the Solicitation Period or who contacted the Issuer during such Period, and who the Special Committee believes in good faith to have the financial capability to effect a Takeover Proposal, and who executes an Acceptable Confidentiality Agreement by February 16, 2010 would be a “Permitted Party.”  After the termination of the Solicitation Period and until the earlier of the effectiveness of the Merger or the termination of the Merger Agreement, the Issuer may negotiate and consider a Superior Proposal from a Permitted Party or from a person who contacted the Issuer on an unsolicited basis after the termination of the Solicitation Period (an “Unsolicited Party”).  In the event the Merger Agreement is terminated by reason of the Issuer’s consideration of a Superior Proposal, the Issuer would not have to pay any termination fee to Firecom with respect to a Superior Proposal submitted by a Permitted Party, but would have to pay a fee in the amount of $200,000 with respect to a Superior Proposal submitted by an Unsolicited Party.  In either event, upon termination of the Merger Agreement, the Issuer would have to reimburse Firecom’s expenses, not to exceed $100,000.

The foregoing description of the Merger Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, which is included as Exhibit A hereto and is incorporated by reference to this Item 4.

After the Merger, the Issuer will be a privately-held corporation.  There will be no public market for the Issuer’s Common Stock, no price quotations with respect to sales prices of the Issuer’s Common Stock in the public market, the registration of the Issuer’s Common Stock under the federal securities laws will be terminated, and neither the Issuer nor its executive officers, directors and 5% stockholders will be required to file periodic reports with the SEC.

This Statement on Schedule 13D does not constitute the solicitation of an offer to buy any securities or a solicitation of any vote, proxy or approval.  The Issuer is required to file with the SEC, and mail to stockholders of the Issuer, a proxy statement and other related documents with respect to the special meeting to vote upon the Merger.  The proxy statement and such other related documents that will be filed with the SEC should be read carefully and in their entirety when they become available because they will contain important information.  Those documents will be sent to persons who are holders of record of the Common Stock as of the record date for the special meeting and will be available through the EDGAR website maintained by the SEC at http://www.sec.gov.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 22, 2010, the Issuer, Firecom and the Merger Sub entered into the Merger Agreement.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement and Plan of Merger dated January 22, 2010 among Synergx Systems, Inc., Firecom, Inc. and FCI Merger Corp.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2010

Firecom, Inc.

/s/ Jeffrey Cohen By: Jeffrey Cohen
Title: Vice President, Finance

/s/ Paul Mendez Paul Mendez